SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                April 21, 2005


                        Commission File Number 1-12752


                              Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]


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                                                        FOR IMMEDIATE RELEASE

Cristalchile

NYSE: CGW
Santiago: Cristales
www.cristalchile.com

CONTACT IN SANTIAGO:
Ricardo Dunner S.
Head of Investor Relations
PH:  (562) 787-8855
FAX: (562) 787-8800
EMAIL: ir@cristalchile.cl



                        CRISTALERIAS DE CHILE ANNOUNCES
                   AGREEMENTS OF GENERAL SHAREHOLDERS MEETING


Santiago, April 20th, 2005


The following is a summary of the agreements reached at the Regular General Shareholders Meeting held on April 18th, 2005, at 16:45 p.m. at the Company's offices located at Camino a Valparaiso No. 501, Padre Hurtado:

1. Approval of the Company's Annual Report, Financial Statements and application of the Company's results for the fiscal year ended December 31, 2004.

2. Approval of the Board proposal to distribute a final dividend (No. 161), of Ch$94.86 per Share (1 ADR = 3 shares), in respect to fiscal year 2004's net income. The dividend will be paid starting on April 27, 2005, to all the Shareholders registered as of April 21, 2005 in the Registry of Shareholders.

3. Approval of the Board proposal to distribute 40% of net income as dividends for fiscal year 2005 (40% in 2004).

4.   Appointment of Ernst & Young Ltda. as external auditing firm.

5.   Election of "Diario Financiero" as the newspaper for public announcements.


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Cristalchile



                                                    April 19, 2005



The Bank of New York
101 Barclay Street
New York, New York 10286

Attention:  American Depositary Receipt Administration

Dear Ladies and Gentlemen:

          Pursuant to Section 6.02 of the Amended and Restated Deposit Agreement, dated as of October 9, 2000, among Cristalerias de Chile S.A. (the "Company"), The Bank of New York, as Depositary (the "Depositary"), and the Owners and Beneficial Owners of American Depositary Receipts issued thereunder (the "Deposit Agreement"), the Company hereby directs the Depositary to terminate the Deposit Agreement by mailng notice of termination to the Owners of outstanding Receipts.

          The Company further directs that such notice of termination state that termination of the Deposit Agreement shall become effective at the opening of business on June 21, 2005 and that such notice otherwise comply with the Deposit Agreement.

          Defined terms contained in this letter of direction and not defined herein shall have the meaning assigned to them in the Deposit Agreement.


                              Sincerely,

                              Cristalerias de Chile S.A.

                                  /s/ Cirilo Elton

                              By  /s/ Rodrigo Palacios
                                ---------------------------------------------
                                Cirilo Elton C.E.O. - Rodrigo Palacios C.F.O.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GLASSWORKS OF CHILE
                                  (Registrant)


                                  By: /s/ Benito Bustamante C.
                                      ------------------------
                                      Benito Bustamante C.
                                      Controller

Date:  April 21, 2005